SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2026

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

 Centrais Elétricas Brasileira S/A 00.001.180/0001-26 Avenida Graça Aranha, 26 – Centro Rio de Janeiro │RJ – Brasil │20030-900 Colíder Hydroelectric Power Plant leaves alert status Rio de Janeiro, February 23 , 2026 – Centrais Elétricas Brasileiras S/A – Eletrobras (“Company” and “AXIA Energia”), further to the market announcement dated August 15, 2025, informs that the Colíder Hydroelectric Power Plant has officially exited alert status and returned to attention status, after technical analyses confirmed that the interventions carried out were effective in resolving the condition that had led to the alert. The Company will begin today the gradual and controlled refilling of the reservoir, prioritizing the safety of people and the environment. The process includes continuous monitoring of water quality and wildlife, as well as communication with local communities. The procedure was authorized by the competent authorities following the review of the respective action plan. Background In order of increasing severity, the four possible safety levels are classified as normal, attention, alert, and emergency. In May 2025, AXIA Energia acquired the power plant from Companhia Paranaense de Energia — Copel while it was in attention status. At that time, the Company began implementing measures aimed at changing the safety level to normal, including a safety inspection conducted by AXIA Energia specialists and by an external Board of Consultants to define and implement an action plan to achieve this objective. In August 2025, following problems identified in some drainage systems, the facility moved from attention status to alert status. Since then, the Company has commissioned technical studies and specialists to further assess the structure. As a preventive measure, controlled drawdown of the reservoir was carried out, and field actions were implemented to prevent environmental and social impacts. The interventions recommended based on this diagnosis were executed and completed in November 2025, after which the Company began conducting additional tests and monitoring to assess the adequacy of the measures adopted. These measures proved effective, allowing the safety level to be changed from alert to attention. AXIA Energia will continue to carry out monitoring and complementary work with the objective of restoring the plant to normal safety status. These actions reinforce AXIA Energia’s priority on the safety of people, the environment, and its assets. Eduardo Haiama Vice President of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2026

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.